Filed Pursuant to Rule 424(b)(3)
Registration No. 333-106889

PROSPECTUS SUPPLEMENT DATED DECEMBER 24, 2003
(To Prospectus filed on November 21, 2003)

JUNIPER NETWORKS, INC

$400,000,000

Zero Coupon Convertible Subordinated Notes due June 15, 2008 and
19,860,973 Shares of Common Stock Issuable Upon Conversion of the Notes

     This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

     The table captioned “Selling Security Holders” commencing on page 29 of the Prospectus is hereby amended to reflect the following additions and changes.

	Principal Amount at
	Maturity of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of Notes	Common Stock That	Common Stock
Name	That May Be Sold	Outstanding(1)	May Be Sold(2)	Outstanding(3)

Dylan (IMA) Ltd.	2,000,000	*	99,305	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(14)	21,950,000	5.49%	1,089,871	*
Lydian Overseas Partners Masters Fund	15,000,000	3.75%	744,786	*

*	Less than 1%

(1)	Based on $400,000,000 principal amount of notes outstanding.

(2)	Assumes conversion of all of the holder’s notes at a conversion price of approximately $20.14 per share of common stock. However, this conversion price will be subject to adjustment as described under the section entitled “Description of the Notes-Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 387,916,534 shares of common stock outstanding as of September 30, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(14)	Calculations do not include $5,568,000 principal amount of the Juniper Networks, Inc. 4-3/4% Convertible Subordinated Notes due March 15, 2007 or $1,350,000 principal amount of the Juniper Networks, Inc. Zero Coupon Convertible Subordinated Notes due June 15, 2008 held by this securityholder. Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.